FLY LEASING REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS AND ANNOUNCES SHARE REPURCHASE PROGRAM

Dublin, Ireland, November 12, 2015 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the third quarter of 2015 and a $100 million share repurchase program.

Third Quarter 2015 Highlights
•	Adjusted net income of $32.3 million, or $0.78 per share
•	Net income of $19.9 million, or $0.47 per share
•	Invested $214 million in new aircraft
•	Completed sales of 15 aircraft
•	Executed an agreement to sell 12 older aircraft

Tender Offer and Share Repurchase Program
•	$75 million modified Dutch auction tender offer
•	$25 million open market repurchase program
•	$10 million in additional open market purchases by BBAM shareholders
•	These initiatives replace the dividend

“Our third quarter results demonstrate our progress in selling older and underperforming assets, enhancing our fleet metrics and reducing costs,” said Colm Barrington, FLY’s CEO. “Today we announced the next step in FLY’s transformation: a $100 million share repurchase program that will replace our dividend. The tender offer and open market share repurchase announced today will accelerate the return of capital to shareholders and will drive improved return on equity and earnings per share for FLY.”

“We have entered into agreements to sell a total of 57 aircraft with an average age of 13 years,” added Barrington. “Aircraft sales, combined with our purchase of seven newer aircraft, have reduced our average fleet age to seven years at quarter end, a decrease of one year over the prior quarter. We have also improved our cost structure by driving lower annual SG&A and interest expense.”

“Our aircraft sales have generated significant levels of investible cash, enabling us to simultaneously invest in newer, higher yielding aircraft and accelerate the return of capital to our shareholders,” added Barrington. “With our younger fleet, the financial firepower to carry out our growth strategy and our new initiatives, FLY will continue to grow the value of the business for our shareholders.”

Financial Results

FLY is reporting net income of $19.9 million or $0.47 per diluted share for the third quarter of 2015. This compares to net income of $15.4 million or $0.37 per diluted share for the same period in 2014.

Total revenues increased to $106.2 million. Operating lease rental revenue for the third quarter of 2015 was $104.4 million, compared to $98.0 million for the same period in the previous year, an increase of 7%. The increase was driven primarily by recently acquired aircraft and improved utilization. Revenues include $27.7 million of rents from aircraft that are contracted to be sold.

The net loss for the nine month period ended September 30, 2015 was $21.1 million, or $0.53 per share. This compares to net income of $40.6 million, or $0.95 per share, for the same period in 2014.  The current year loss reflects a non-cash $65.4 million impairment charge taken in the second quarter. The prior year results included $18.0 million of end of lease income and $18.9 million of gain on sale of aircraft.  For the current year, end of lease income was $26.9 million and gain on sale of aircraft totaled $9.1 million.

Adjusted Net Income

Adjusted Net Income for the third quarter of 2015 was $32.3 million, or $0.78 per share, as compared to $22.8 million, or $0.55 per share, for the same period in 2014.  For the nine month period ended September 30, 2015, Adjusted Net Income was $68.4 million, or $1.65 per share, as compared to $58.6 million, or $1.42 per share, for the same period in 2014.

Dividend and Share Repurchases

FLY announced today that its Board of Directors approved a $100 million share repurchase plan, including a $75 million modified Dutch auction tender offer, replacing its dividend. The share repurchases will be funded using FLY’s unrestricted cash. The $25 million open market share repurchase plan will be authorized through the end of 2016 and may be suspended or discontinued at any time. BBAM shareholders have informed FLY's Board that they intend to acquire an additional $10 million of shares in the open market following the tender offer.

Under FLY’s previously authorized share repurchase program, through September 30, 2015, the company repurchased 141,773 shares at an average price of $13.01 per share for a total cost of approximately $1.9 million. Subsequent to quarter end, FLY acquired an additional 279,556 shares through November 11, 2015, for a total aggregate of 421,329 shares and a total cost of $5.5 million.

On October 15, 2015, FLY declared a dividend of $0.25 per share in respect of the third quarter of 2015. This dividend will be paid on November 20, 2015 to shareholders of record on October 30, 2015.

Financial Position

At September 30, 2015, FLY’s total assets were $4.0 billion, and include $2.6 billion of flight equipment held for operating lease and $796.1 million of flight equipment held for sale.  The aircraft classified as held for sale are subject to sale agreements and are expected to be sold over the next few months.

Total cash at September 30, 2015 was $564.6 million, of which $378.9 million is unrestricted.  This compares to total cash of $476.7 million at December 31, 2014, of which $337.6 million was unrestricted.  At September 30, 2015, FLY owned 13 unencumbered aircraft with a net book value of $532.2 million, of which two were held for sale with a net book value of $50.2 million.

Aircraft Portfolio

At September 30, 2015, FLY’s 83 aircraft held for operating lease, shown in the table below, were on lease to 43 lessees in 26 countries. The table does not include 33 aircraft that were held for sale at September 30, 2015 or the two B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Sep 30, 2015	Dec 31, 2014
Airbus A319	10	18
Airbus A320	14	27
Airbus A321	3	3
Airbus A330	3	4
Airbus A340	3	3
Boeing 737	38	57
Boeing 747	-	1
Boeing 757	9	11
Boeing 767	1	1
Boeing 777	1	1
Boeing 787	1	1
Total	83	127

At September 30, 2015, the average age of FLY’s aircraft held for operating lease, weighted by the net book value of each aircraft, was 7.0 years. The average remaining lease term was 5.9 years, also weighted by net book value. At September 30, 2015, the 83 aircraft were generating annualized rents of approximately $301 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, November 12, 2015.  Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 55763805 or ask an operator for the FLY Leasing earnings call. A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

Information Regarding the Planned Tender Offer

The discussion of the planned tender offer is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any FLY shares. The tender offer described in this press release has not yet commenced, and there can be no assurance that FLY will commence the tender offer on the terms described in this press release or at all. If FLY commences the tender offer, the tender offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read any Tender Offer Statement on Schedule TO, filed by FLY with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer including the Offer to Purchase, the related Letter of Transmittal and other offer materials and exhibits thereto, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If FLY commences the tender offer, it will file each of the documents referenced in this paragraph with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the information agent engaged by FLY in connection with the tender offer.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand and fuel-efficient commercial jet aircraft. FLY acquires and leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, financial performance and the planned tender offer and repurchase program. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:
Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sep. 30, 2015 (Unaudited)	Three months ended Sep. 30, 2014 (Unaudited)	Nine months ended Sep. 30, 2015 (Unaudited)	Nine months ended Sep. 30, 2014 (Unaudited)
Revenues
Operating lease rental revenue	$104,356	$97,984	$310,910	$283,095
End of lease revenue	1,270	14,181	26,882	18,035
Amortization of lease incentives	(6,845)	(6,149)	(15,638)	(13,370)
Amortization of lease premiums, discounts and other	(461)	(934)	(2,047)	(3,085)
Operating lease revenue	98,320	105,082	320,107	284,675
Equity earnings from unconsolidated subsidiary	353	364	1,034	2,105
Gain on sale of aircraft	7,188	23	9,085	18,878
Interest and other income	378	74	1,381	718
Total revenues	106,239	105,543	331,607	306,376
Expenses
Depreciation	32,529	43,960	132,265	126,488
Aircraft impairment	—	—	65,398	—
Interest expense	36,195	33,683	112,724	102,127
Net (gain) loss on debt modification and extinguishment	3,206	—	9,375	(3,995)
Selling, general and administrative	7,795	9,876	26,632	30,820
Ineffective, dedesignated and terminated derivatives	3,190	(149)	4,682	(117)
Maintenance and other costs	1,737	680	4,400	4,674
Total expenses	84,652	88,050	355,476	259,997
Net income (loss) before provision for income taxes	21,587	17,493	(23,869)	46,379
Provision (benefit) for income taxes	1,658	2,132	(2,809)	5,781
Net income (loss)	$19,929	$15,361	$(21,060)	$40,598
Weighted average number of shares
- Basic	41,462,995	41,432,998	41,451,035	41,395,847
- Diluted	41,544,423	41,463,474	41,451,035	41,434,681
Earnings per share
- Basic	$0.48	$0.37	$(0.53)	$0.95
- Diluted	$0.47	$0.37	$(0.53)	$0.95
Dividends declared and paid per share	$0.25	$0.25	$0.75	$0.75

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Sep. 30, 2015 (Unaudited)	Dec. 31, 2014 (Audited)
Assets
Cash and cash equivalents	$378,872	$337,560
Restricted cash and cash equivalents	185,722	139,139
Rent receivables	2,549	4,887
Investment in unconsolidated subsidiary	7,045	4,002
Flight equipment held for sale, net	796,113	—
Flight equipment held for operating lease, net	2,575,246	3,705,407
Fair market value of derivative assets	—	2,067
Other assets, net	20,867	31,608
Total assets	$3,966,414	$4,224,670
Liabilities
Accounts payable and accrued liabilities	$31,494	$18,431
Rentals received in advance	16,972	19,751
Payable to related parties	6,620	2,772
Security deposits	55,176	64,058
Maintenance payment liability	254,114	254,514
Unsecured borrowings, net	690,695	689,452
Secured borrowings, net	2,106,679	2,335,328
Deferred tax liability, net	12,510	16,289
Fair market value of derivative liabilities	28,919	23,311
Other liabilities	62,555	41,890
Total liabilities	3,265,734	3,465,796
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 41,327,300 and 41,432,998 shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	656,864	658,522
Retained earnings	64,409	117,402
Accumulated other comprehensive loss, net	(20,634)	(17,091)
Total shareholders’ equity	700,680	758,874
Total liabilities and shareholders’ equity	$3,966,414	$4,224,670

FLY Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Nine months ended Sep. 30, 2015 (Unaudited)	Nine months ended Sep. 30, 2014 (Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(21,060)	$40,598
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(1,034)	(2,105)
Gain on sale of aircraft	(9,085)	(18,878)
Depreciation	132,265	126,488
Aircraft impairment	65,398	—
Amortization of debt discounts and loan issuance costs	9,080	9,307
Amortization of lease incentives	15,638	13,370
Amortization of lease discounts, premiums and other items	1,800	2,112
Amortization of fair market value adjustments associated with the GAAM acquisition	2,884	4,953
Net (gain) loss on debt modification and extinguishment	7,307	(4,048)
Share-based compensation	195	(50)
Unrealized foreign exchange loss on cash balances	119	284
Unrealized foreign exchange gain on debt and other items	(812)	—
Provision for deferred income taxes	(3,302)	5,781
Unrealized loss on derivative instruments	3,562	(117)
Security deposits and maintenance payment liability relieved	(27,118)	(17,223)
Distribution from unconsolidated subsidiary	—	5,149
Changes in operating assets and liabilities:
Rent receivables	5,251	(3,494)
Other assets	1,708	1,549
Payable to related parties	(7,912)	(4,450)
Accounts payable and accrued liabilities	11,260	5,084
Rentals received in advance	(2,779)	1,139
Other liabilities	11,262	6,129
Net cash flows provided by operating activities	194,627	171,578
Cash Flows from Investing Activities
Investment on unconsolidated subsidiary	(2,009)	—
Distribution from unconsolidated subsidiary	—	1,484
Purchase of flight equipment	(366,772)	(643,950)
Proceeds from sale of aircraft, net	527,898	88,617
Payment for aircraft improvement	(7,495)	(8,698)
Payments for maintenance	(16,653)	(4,034)
Net cash flows provided by (used in) investing activities	134,969	(566,581)

	Nine months ended Sep. 30, 2015 (Unaudited)	Nine months ended Sep. 30, 2014 (Unaudited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	(46,583)	43,292
Security deposits received	7,882	10,558
Security deposits returned	(7,448)	(2,578)
Maintenance payment liability receipts	63,865	68,203
Maintenance payment liability disbursements	(33,901)	(44,413)
Proceeds from termination of interest rate swaps	23	—
Debt issuance costs	(917)	(1,390)
Proceeds from secured borrowings	147,276	165,942
Repayment of secured borrowings	(384,576)	(135,264)
Shares repurchased	(1,853)	—
Dividends	(31,084)	(31,034)
Dividend equivalents	(849)	(1,235)
Net cash flows provided by (used in) financing activities	(288,165)	72,081
Effect of exchange rate changes on cash and cash equivalents	(119)	(284)
Net increase (decrease) in cash	41,312	(323,206)
Cash at beginning of period	337,560	404,472
Cash at end of period	$378,872	$81,266

Supplemental Disclosure:
Cash paid during the period for:
Interest	$91,408	$83,833
Taxes	157	156
Noncash Activities:
Security deposits applied to maintenance payment liability and rent receivables	3,292	1,598
Maintenance payment liability applied to rent receivables	2,523	—
Other liabilities applied to maintenance payment liability and rent receivables	240	979
Noncash investing activities:
Aircraft improvement	1,693	3,035
Noncash activities in connection with purchase of aircraft	20,344	26,002
Noncash activities in connection with sale of aircraft	36,595	12,479

FLY Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sep. 30, 2015 (Unaudited)	Three months ended Sep. 30, 2014 (Unaudited)	Nine months ended Sep. 30, 2015 (Unaudited)	Nine months ended Sep. 30, 2014 (Unaudited)
Net income (loss)	$19,929	$15,361	$(21,060)	$40,598
Adjustments:
Aircraft impairment	—	—	65,398	—
Amortization of debt discounts and loan issue costs	3,123	3,068	9,080	9,307
Amortization of lease premiums, discounts and other	479	707	1,800	2,112
Amortization of fair value adjustments recorded in purchase accounting	748	1,422	2,884	4,953
Net (gain) loss on debt modification and extinguishment	3,206	—	9,375	(3,995)
Non-cash share based compensation	—	(14)	195	(50)
Unrealized foreign exchange (gain) loss	67	304	(693)	284
Deferred income taxes	1,513	2,059	(3,302)	5,542
Ineffective, dedesignated and terminated derivatives	3,190	(149)	4,682	(117)
Adjusted Net Income	$32,255	$22,758	$68,359	$58,634
Average Shareholders’ Equity	$699,530	$752,107	$729,777	$753,491
Adjusted Return on Equity	18.4%	12.1%	12.5%	10.4%

Weighted average diluted shares outstanding	41,544,423	41,463,474	41,451,035	41,434,681
Adjusted Net Income per share	$0.78	$0.55	$1.65	$1.42

FLY defines Adjusted Net Income as net income plus or minus (i) non-cash impairment charges; (ii) non-cash amortization of debt discounts, loan issuance costs, lease premiums and discounts, and other items; (iii) adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting; (iv) gain and losses from debt modification and extinguishment; (v) non-cash share-based compensation; (vi) unrealized foreign exchange gains and losses; (vii) deferred income taxes; and (viii) the ineffective portion and charges associated with cash flow hedges.  Adjusted return on equity is calculated by dividing Adjusted Net Income by the average shareholders’ equity for the periods presented.  For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity to assess our core operating performance on a consistent basis from period to period.  In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors.  These measures should be considered in addition to, not as a substitute for net income or other financial measure determined in accordance with Accounting Principles Generally Accepted in the United States.  FLY’s definitions may be different than those used by other companies.